UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ARCO PLATFORM LIMITED
(Name of Issuer)

Class A Common Stock, par value $0.00005 per share
(Title of Class of Securities)

G04553106
(CUSIP Number)

Charles J. Keenan, IV Keenan Capital, LLC 1229 Burlingame Avenue, Suite 201 Burlingame, CA 94010 (650) 344-3334
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 7, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G04553106	Page 2 of 8

1	NAMES OF REPORTING PERSONS
Keenan Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

CUSIP No. G04553106	Page 3 of 8

1	NAMES OF REPORTING PERSONS
Keenan Capital GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. G04553106	Page 4 of 8

1	NAMES OF REPORTING PERSONS
Keenan Capital Fund, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. G04553106	Page 5 of 8

1	NAMES OF REPORTING PERSONS
Charles J. Keenan, IV

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. G04553106	Page 6 of 8

Item 1. Security and Issuer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on August 18, 2023 (the “Original Schedule 13D”) with respect to the Class A Common Shares, par value $0.00005 per share (“Class A Shares”) of Arco Platform Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Issuer”). The principal executive offices of the Issuer are located at Rua Augusta 2840, 9th Floor, Suite 91, Consalacao, Sau Paulo – SP, 01412-100, Brazil. Capitalized items used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D. Except as set forth below, all previous Items and disclosures set forth in the Statement remain unchanged.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:
On December 7, 2023, the Issuer filed the plan of merger (“Plan of Merger”) with the Registrar of Companies of the Cayman Islands, which was registered by the Registrar of Companies of the Cayman Islands as of December 7, 2023, pursuant to which the Merger became effective on December 7, 2023. In the Merger, Merger Sub merged with and into the Issuer, with the Issuer continuing as the surviving company (the “Surviving Company”). As a result of the Merger, the Issuer ceased to be a publicly traded company and became a privately held company and wholly owned subsidiary of Parent, beneficially owned by the Consortium and certain other rollover shareholders.

As a result of the Merger, the Class A Shares will no longer be listed on any securities exchange or quotation system, including the Nasdaq Global Select Market (“Nasdaq”). The Issuer has requested Nasdaq to file an application on Form 25 with the SEC to withdraw registration of the Class A Shares under the Exchange Act. The deregistration will become effective 90 days after the filing of Form 25, or such shorter period as may be determined by the SEC. The Issuer intends to suspend its reporting obligations under the Exchange Act by filing a Form 15 with the SEC in approximately 10 days following the filing of the Form 25. The Issuer’s reporting obligations under the Exchange Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

The consummation of the Merger and the other transactions described in this Item 4 have resulted or will result in a number of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D with respect to the Issuer, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the board of directors of the Issuer (as the Surviving Company), causing a class of securities of the Issuer to be delisted from a national securities exchange, a class of equity securities of the Issuer becoming eligible for termination of registration and a change in the Issuer’s memorandum and articles of association to reflect that the Issuer has become a privately held company.

In connection with the closing of the Merger, Parent, the Consortium and certain other rollover shareholders, including KCF, entered into a short-form Contribution and Subscription Agreement, dated as of December 7, 2023 (the “Contribution Agreement”), which provides for the contribution of certain shares of the Issuer owned by the Consortium and certain other rollover shareholders to Parent in exchange for shares of Parent. The information in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the Contribution Agreement, a copy of which is filed as Exhibit E, and which is incorporated herein by reference in its entirety.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety.

As of the date of this Amendment, the Reporting Persons do not beneficially own any Class A Shares of the Issuer or have voting or dispositive power over any Class A Shares of the Issuer.

Other than as described in Item 4, none of the Reporting Persons has effected any transaction in Class A Shares during the past 60 days.

CUSIP No. G04553106	Page 7 of 8

To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified above in this Item 5.

At the Effective Time, each of the Reporting Persons ceased to be the beneficial owner of more than 5% of the Class A Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 of this Amendment is incorporated by reference.

Item 7. Material to be Filed as Exhibits.
Exhibit A:	Joint Filing Agreement as required by Rule 13d‑1(k)(1) under the Exchange Act (previously filed).
Exhibit B:	Merger Agreement, dated August 10, 2023 (incorporated by reference to Exhibit 99.2 to the Issuer’s Report of Foreign Private Issuer filed with the SEC on Form 6-K on August 11, 2023).
Exhibit C:	Rollover and Support Agreement, dated August 10, 2023 (incorporated by reference to Exhibit 7 to each of the Founder’s Amendments filed on Schedule 13D/A on August 14, 2023).
Exhibit D:	Interim Investors Agreement, dated August 10, 2023 (incorporated by reference to Exhibit 8 to each of the Founder’s Amendments filed on Schedule 13D/A on August 14, 2023).
Exhibit E:	Contribution Agreement, dated December 7, 2023 (incorporated by reference to Exhibit 1 of Oto Brasil de Sá Cavalcante’s Amendment filed on Schedule 13D/A on December 8, 2023).

CUSIP No. G04553106	Page 8 of 8

SIGNATURE
After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Date: December 13, 2023

Keenan Capital, LLC

By:	/s/ Charles J. Keenan, IV
Name:	Charles J. Keenan, IV
Title:	Manager

Keenan Capital GP, LLC

By:	/s/ Charles J. Keenan, IV
Name:	Charles J. Keenan, IV
Title:	Manager

Keenan Capital Fund, LP By: Keenan Capital GP, LLC

By:	/s/ Charles J. Keenan, IV
Name:	Charles J. Keenan, IV
Title:	Manager

Individual

/s/ Charles J. Keenan, IV
Charles J. Keenan, IV